Joshua A. Kaufman T: +1 212 479 6495 josh.kaufman@cooley.com	Via EDGAR

November 18, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Joseph Cascarano
Mr. Robert Littlepage
Mr. Mitchell Austin
Mr. Larry Spirgel

Re:	IDEX Biometrics ASA
Draft Registration Statement on Form F-1
Submitted October 14, 2020
CIK No. 0001824036

Ladies and Gentlemen:

On behalf of our client, IDEX Biometrics ASA (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated November 10, 2020 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form F-1 (the “Draft Registration Statement”). The Company is concurrently publicly filing its Registration Statement on Form F-1 (the “Registration Statement”), which reflects changes made in response to the comments set forth in the Comment Letter (the “Comments”) and certain other changes. We are also sending a copy of this letter, along with copies of the Registration Statement in typeset format, including a version that is marked to show changes to the Draft Registration Statement, to the Staff.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

Draft Registration Statement on Form F-1 submitted October 14, 2020

Cover Page

1.

You disclose here that you are a foreign private issuer and note on page 33 that you “may no longer be a foreign private issuer as of June 30, 2021.” Please revise to clarify why you may lose FPI status at this time.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

November 18, 2020

Page Two

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the disclosure on page 33 of the Registration Statement to indicate that it does not expect to lose foreign private issuer status as of June 30, 2021, but that such date is the earliest date at which it could lose such status.

Prospectus Summary, page 1

2.

Your disclosures focus on your products that integrate fingerprint sensors with payment cards. Please revise here to clarify whether these products are commercially available and, if so, whether they have generated a material amount of revenue.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 44 and 62 of the Registration Statement.

Risk Factors

A significant portion of our sales comes from one or more large customers..., page 10

3.

In 2018, 2019 and the nine months ended September 30, 2020, your five largest customers in each period collectively accounted for 96%, 91% and 98% of your revenue, respectively. Please revise to separately disclose the revenue percentage of any customer that accounted for ten percent or more of your revenue for any period presented in your financial statements.

Response to Comment 3:

In response to the Staff’s comment, the Company has revised the disclosure on pages 10 and 76 of the Registration Statement to separately disclose the revenue percentage of any customer that accounted for ten percent or more of the Company’s revenue for any period presented in the Company’s financial statements.

An active trading market for our ADSs may not develop..., page 22

4.

Disclose the number of shares that will be able to sold immediately following your Nasdaq listing. Highlight any disparity between the number of shares that could not be publicly sold compared to the number of shares being registered on this registration statement.

Response to Comment 4:

In response to the Staff’s comment, the Company has revised the disclosure on pages 22 and 96 of the Registration Statement to disclose the number of shares being registered on this registration statement, which may be sold publicly in the United States following the effectiveness of the Registration Statement, as well as the disparity between such number compared to the number of shares that could not be publicly sold.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

November 18, 2020

Page Three

Management’s Discussion and Analysis of Financial Condition and Results of Operations COVID-19 Pandemic, page 44

5.

Please clarify whether the COVID-19 pandemic has adversely impacted your business and results of operations. Please disclose the specific known material impacts of the pandemic on your revenue, expenses, net income, liquidity and cash flows for periods after December 31, 2019. Discuss more specifically how the changes in overall customer demand for your products and services, which you discuss on page 12, have impacted your operating results. Also, discuss any known tends that are reasonably likely to have a material impact on your operating results in future periods. We refer you to Item 303(a) of Regulation S-K.

Response to Comment 5:

In response to the Staff’s comment, the Company has revised the disclosure on pages 44 and 45 of the Registration Statement to identify the effects of the COVID-19 pandemic on its business and results of operations.

Results of Operations

Revenue, page 50

6.

Please clarify in your discussion of revenue why the “transition to newer product lines” caused a decrease in product revenues. Also, please separately quantify the increases/decreases from new and existing customer engagements, as your five largest customers, “which differed by period,’’ accounted for over 90% of your revenues, as you note on page 10. Lastly, please explain any material changes in product and services revenues from the U.S. and outside the U.S.

Response to Comment 6:

In response to the Staff’s comment, the Company has revised the disclosure on page 51 of the Registration Statement.

7.

Describe any known trends or uncertainties that have had or you expect may reasonably have a material impact on your operations and if you believe that these trends are indicative of future performance. For example, you may want to explain any expected changes in revenues from “non-recurring services” from a large customer and its material future impact.

Response to Comment 7:

In response to the Staff’s comment, the Company has revised the disclosure on page 51 of the Registration Statement.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

November 18, 2020

Page Four

Business

Our Customers, page 72

8.	Reconcile your statement that you have a “diverse” customer base with your statement that your customer base is “limited.”

Response to Comment 8:

In response to the Staff’s comment, the Company has revised the disclosure on page 76 of the Registration Statement.

Related Party Transactions, page 90

9.

You discuss employment agreements with your executive officers and other related party agreements with certain directors. Please file these agreements as exhibits or advise why this is not required. See Item 8 of Form F-1 and Items 601(b)(10)(ii) and (iii) of Regulation S-K.

Response to Comment 9:

The Company respectfully notes the Staff’s comment. Pursuant to Item 601(b)(10)(iii)(C)(5) of Regulation S-K, the Company is not required to file any compensatory plan, contract or arrangement if it is a foreign private issuer that furnishes compensatory information under Item 402(a)(1) and the public filing of such plan, contract or arrangement, or portion thereof, is not required in the registrant’s home country and is not otherwise publicly disclosed by the registrant.

The Company respectfully advises the Staff that it is a foreign private issuer that has furnished compensatory information under Item 402(a)(1) in the Registration Statement, and that its employment agreements with its executive officers and its other related party agreements with certain directors discussed in the Draft Registration Statement are not required to be publicly filed in Norway and are not otherwise publicly disclosed by the Company.

The Company respectfully notes that, under Norwegian law, it is separately required to (i) disclose information about related party transactions, salary to officers, and remuneration to the directors in the notes to the Company’s annual and interim financial statements; (ii) if a related party transaction is deemed not immaterial, disclose information about the related party transaction on Oslo Børs pursuant to the requirements of Oslo Børs’ Continuing Obligations of Stock Exchange Listed Companies; and (iii) if the related party agreement is material in accordance with certain statutory thresholds pursuant to the Norwegian Public Limited Companies Act, disclose information about and obtain shareholder approval of the related party agreement.

Registered Holders, page 94

10.	Explain why you have limited your Registered Holders to management rather than a larger group, such as all shareholders who are not currently able to sell their shares pursuant to Rule 144.

Response to Comment 10:

The Company respectfully advises the Staff that it has revised the disclosure on page 96 of the Registration Statement to indicate the shareholder of the Company who wishes to register the resale of his shares on the Registration Statement. The registration of affiliate shares is intended to permit (but not require) the immediate conversion of such shares into ADSs that are freely tradeable in the United States in the hope of establishing a liquid trading market for such securities on Nasdaq. The Company notes that non-affiliate shareholders of a foreign private issuer such as the Company are permitted to freely exchange and resell their previously issued shares for ADSs following the listing of the ADSs on Nasdaq without registration under the Securities Act. Furthermore, the Nasdaq Capital Market requires that a foreign private issuer must have a minimum of 400,000 ADSs outstanding at the time of listing. The Company intends to arrange for the newly registered shareholder to covenant to Nasdaq, in connection with the listing application, to exchange a sufficient number of ordinary shares for ADSs so that such shareholder(s) will own at least 400,000 ADSs at the listing date.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

November 18, 2020

Page Five

Note 2. Summary of Significant Accounting Policies

Significant Accounting Policies

Revenue, page F-11

11.

We note from your disclosures on page 65 that your product portfolio includes “fingerprint sensors and fingerprint modules and solutions which include proprietary software algorithms and remote enrollment technology.” Please disclose the nature of the specific products and services that you consider separate performance obligations, including (if applicable) any licenses which may be granted in connection with any products and solutions. Please also describe the judgements used in determining both the timing of satisfaction and amounts allocated to each performance obligation. Refer to paragraphs 119, 124-125 and B52-B56 of IFRS 15.

Response to Comment 11:

In response to the Staff’s comment, the Company has revised the disclosure on page F-11 of the Registration Statement. Furthermore, the Company respectfully notes that, the Company has only generated revenue from some of the products in its portfolio and no revenue from licenses.

12.	In light of the variety of fingerprint sensors, modules and on-card enrollment solutions in your portfolio, please:

•	explain whether you provide multiple products/services in a single contract;

•	clarify how you account for multiple products/services in a single contract, including your consideration of IFRS 15, paragraph 27; and

•

tell us how you allocate the transaction price to performance obligations in a contract with multiple products/services including your consideration of IFRS 15, paragraph 73 and, if necessary, revise to disclose your accounting policies regarding the allocation of the transaction price.

Response to Comment 12:

In response to the Staff’s comment, the Company has revised the disclosure on page F-11 of the Registration Statement.

13.

We note you have disclosed the timing of revenue from development and other professional services as both point-in-time and over-time. Please clarify why the timing of these revenues differs between point-in-time and over-time, as stated in your contractual terms.

Response to Comment 13:

In response to the Staff’s comment, the Company has revised the disclosure on page F-11 of the Registration Statement.

General

14.

Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

November 18, 2020

Page Six

Response to Comment 14:

The Company respectfully advises the Staff that the Company has not undertaken any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. Should the Company undertake any such written communication following the submission of this letter, the Company will supplementally provide the Staff with a copy of any presentation made to potential investors in reliance on Section 5(d) of the Securities Act.

*    *    *    *

In addition to the responses set forth above, the Company respectfully advises the Staff that the Company has reassessed whether that certain technology usage agreement between the Company and Taiwan Semiconductor Manufacturing Company (“TSMC”) discussed on page 74 of the Draft Registration Statement is a material agreement pursuant to Item 601(b)(10) of Regulation S-K. Item 601(b)(10)(ii)(B) provides that any contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent, shall be filed as a material contract, subject to certain other requirements. The Company has concluded that the agreement with TSMC is not a material contract pursuant to Item 601(b)(10) for the following reasons:

•

Pursuant to this agreement, TSMC merely provides a license to certain building block intellectual properties on a royalty-free basis to assist the Company in the design of its products. TSMC does not provide any specific product or service to the Company, including any “major part” of the Company’s “products or services” or any “major part” of the Company’s “requirements of goods, services or raw materials.”

•

The Company believes that it is not “substantially dependent” on this agreement. Although the Company has designed its products with TSMC’s IP, TSMC is not the only provider of this IP, and the Company has the option to switch to another source at its discretion.

As such, the Company believes that it is appropriate to conclude that the agreement with TSMC is not a material contract and, therefore, is not required to be summarized in the Registration Statement pursuant to Item 10.C of Form 20-F or to be filed as an exhibit to the Registration Statement pursuant to Item 601(b)(10). The Company respectfully advises the Staff that the Company has deleted the summary description of this agreement on page 77 of the Registration Statement, and has deleted the reference to this agreement in the exhibit index of the Registration Statement.

*    *    *    *

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com

November 18, 2020

Page Seven

Please direct any questions or comments concerning the Registration Statement or this response letter to the undersigned at +1 212 479 6495.

Very truly yours, /s/ Joshua A. Kaufman Joshua A. Kaufman

cc:	Derek P. D’Antilio, IDEX Biometrics ASA

Cooley LLP 55 Hudson Yards New York, NY 10001-2157

t: (212) 479-6000 f: (212) 479-6275 cooley.com